[Letterhead of Sutherland Asbill & Brennan LLP]
March 29, 2011
VIA EDGAR
Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp.
Post-Effective Amendment No. 3 to Registration Statement on Form N-2 filed on
December 10, 2010 (File No. 333-166012) (the “Registration Statement”)
Dear Mr. Rupert
          We are submitting this letter to respond to accounting comments orally issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on February 18, 2011 regarding the Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses.
Comment:
          1. We note that the ratio of total expenses to average net assets included in the “Fees and Expenses” table is higher than the ratio of total expenses to average net assets included in Note 12. “Financial Highlights” to the consolidated financial statements contained elsewhere in the Registration Statement. Please supplementally explain to the Staff the reason it is higher.
          Response: The higher ratio of total expenses to average net assets set forth in the “Fees and Expenses” table in the Registration Statement reflects changes in various expense estimates subsequent to the date of the issuance of the financial statements of which Note 12. “Financial Highlights” is a part.
Comment:
          2. We note that the Company’s investment adviser has permanently waived the portion of the base management fee attributable to cash and cash equivalents. In light of the permanent nature of such waiver, the Staff believes that it is appropriate for the Company to memorialize the waiver arrangement by amending the investment advisory agreement between the Company and its investment adviser to reflect such fact.

Mr. Kevin Rupert
March 29, 2011

          Response: The Company acknowledges the Staff’s comment and will amend the investment advisory agreement between the Company and its investment adviser to reflect such fact as soon as practicable.
Comment:
          3. We refer to the table included under the section entitled “Example” on page 10 of the Registration Statement. Please provide the Staff with an undertaking that the Company will include capital gains incentive fees payable by the Company to its investment adviser in computing the projected dollar amount of total cumulative expenses set forth in such table once a pattern has developed of the Company paying such fees to its investment adviser.
          Response: The Company undertakes that it will include capital gains incentive fees payable by the Company to its investment adviser in computing the projected dollar amount of total cumulative expenses set forth in the table under the heading “Examples” in future Form N-2 registration statements once a pattern has developed of the Company paying such fees to its investment adviser.
Comment:
          4. Please be advised that the Staff believes that the Company should record an expense accrual relating to the capital gains incentive fee payable by the Company to its investment adviser when the unrealized gains on its investments exceed all realized capital losses on its investments given the fact that a capital gains incentive fee would be owed to the investment adviser if the Company were to liquidate its investment portfolio at such time. Please supplementally advise the Staff of the Company’s position on this matter.
          Response: The Company concurs with the Staff’s position on this matter. Furthermore, the Company has analyzed the impact of this position on its previously filed financial statements and advises the Staff that the application of this position thereto would have had no impact on such financial statements.
Comment:
          5. Please supplementally advise the Staff how the accrual of payment-in-kind (“PIK”) interest on the Company’s debt investments impacts the cost basis of the Company’s debt investments for purposes of computing the capital gains incentive fee payable by the Company to its investment adviser. Also, please consider including disclosure regarding the same in the Registration Statement.
          Response: The accrual of PIK interest on the Company’s debt investments increases the recorded cost basis of such investments in the Company’s financial statements and, as a result, increases the cost basis of such investments for purposes of computing the capital gains incentive fee payable by the Company to its investment adviser. The Company has added disclosure regarding the same in Post-Effective Amendment No. 5 to the Company’s registration statement on Form N-2 (“Post-Effective Amendment No. 5”), filed by the Company with the SEC on the date hereof.

Mr. Kevin Rupert
March 29, 2011

Comment:
          6. We note the statements on page F-18 of the Registration Statement that “[t]he Company has applied for exemptive relief from the Securities and Exchange Commission (“SEC”) to permit it to exclude the debt of the SBIC subsidiary guaranteed by the SBA from the 200% asset coverage test under the 1940 Act” and that “[i]f the Company receives an exemption for this SBA debt, the Company would have increased flexibility under the 200% asset coverage test.” Please consider adding disclosure similar to that contained on page 2 of the Registration Statement regarding the specific nature of this increased flexibility in the notes to the Company’s financial statements in future SEC filings.
          Response: The Company undertakes to include enhanced disclosure relating to the foregoing in its future SEC filings. In this regard, attached please see hand-marked changes to page F-19 from Post-Effective Amendment No. 5 reflecting the future changes that the Company proposes to make thereto to address the Staff’s comment set forth above.
Comment:
          7. We refer to the statement contained on page F-18 of the Registration Statement that “the Company performs detailed valuations of its debt and equity investments on an individual basis, using market, income, and bond yield approaches as appropriate.” In future SEC filings, please specifically explain when it is appropriate to use these various valuation approaches.
          Response: The Company undertakes to more fully explain in its future SEC filings when it is appropriate to use the various valuation approaches noted above.
Comment:
          8. We refer to the discussion contained on page F-21 of the Registration Statement relating to the accrual of payment-in-kind interest on the Company’s debt investments. Please consider incorporating the disclosures contained on page 37 of the Registration Statement relating to when the Company will cease accruing payment-in-kind interest on its debt investments in the notes to the Company’s financial statements in future SEC filings.
           Response: The Company undertakes to include the foregoing disclosure in its future SEC filings.
Comment:
          9. We refer to the disclosure on page F-42 of the Registration Statement regarding the incentive fees paid by the Company to the investment adviser for the last three fiscal years. In future SEC filings, the Company should separately disclose the pre-incentive fee net investment income fees and the capital gains incentive fees paid to the Company’s investment adviser.

Mr. Kevin Rupert
March 29, 2011

          Response: The Company undertakes to include the foregoing disclosure in its future SEC filings.
Comment:
          10. We refer to the following two sentences contained on page F-40 of the Registration Statement:
“During the years ended September 30, 2010, 2009 and 2008, the Company recorded net unrealized depreciation of $1.8 million, $10.8 million, and $16.9 million, respectively. For the year ended September 30, 2010, the Company’s net unrealized depreciation consisted of $18.7 million of net unrealized depreciation on debt investments, $0.5 million of net unrealized depreciation on equity investments and $0.7 million of net unrealized depreciation on interest rate swaps, offset by $17.2 million of reclassifications to realized losses.” [Emphasis added.]
          It appears that one or more figures in the second sentence set forth above is incorrect given that the mathematical computation of these figures does not equal the $1.8 million figure in the first sentence set forth above. As a result, please revise the disclosure accordingly.
          Response: The Company has revised the disclosure accordingly. See page F-84 of Post-Effective Amendment No. 5.
Comment:
          11. In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company should furnish a letter, at the time of such request, acknowledging that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the Staff declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          Response: The Company will provide the Staff with the requested acknowledgement at the time it requests acceleration of the effective date of Post-Effective Amendment No. 5.
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          If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.
Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas